UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          PRE-PAID LEGAL SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   740065 10 7
                                 (CUSIP Number)

                               Mr. Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 12, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  740065 10 7

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas W. Smith

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                                    (b) [ X ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                            [   ]


--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------
                              7  SOLE VOTING POWER

                                       205,950
        NUMBER OF
                            ---- -----------------------------------------------
          SHARES              8  SHARED VOTING POWER

       BENEFICIALLY                  1,826,000

                            ---- -----------------------------------------------
      OWNED BY EACH           9  SOLE DISPOSITIVE POWER

        REPORTING                      205,950
                            ---- -----------------------------------------------
          PERSON             10  SHARED DISPOSITIVE POWER

           WITH                      1,826,000
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,031,950
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [   ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.42%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

CUSIP No.  740065 10 7

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas N. Tryforos

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                                    (b) [ X ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(e)                                            [   ]


--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------
                              7  SOLE VOTING POWER

                                        11,500
        NUMBER OF
                            ---- -----------------------------------------------
          SHARES              8  SHARED VOTING POWER

       BENEFICIALLY                  1,826,000

                            ---- -----------------------------------------------
      OWNED BY EACH           9  SOLE DISPOSITIVE POWER

        REPORTING                       11,500
                            ---- -----------------------------------------------
          PERSON             10  SHARED DISPOSITIVE POWER

           WITH                      1,826,000
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,837,500

------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [   ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.52%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

           Items 3, 4, 5 and 7 are hereby amended as set forth below.
           ----------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     [Item 3 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     An aggregate of $31,380,854.35 of the funds of the Managed Accounts (as hereinafter defined), $1,699,182 of the personal funds of Mr. Smith and $203,499.10 of the personal funds of Mr. Tryforos were used to purchase the shares reported herein.


Item 4.  Purpose of Transaction.

     [Item 4 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     As set forth in Item 5, Mr. Smith beneficially owns 1,931,950 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts") and Mr. Tryforos beneficially owns 1,826,000 shares in his capacity as investment manager for three of the Managed Accounts (collectively, the "Managed Accounts' Shares"). The Managed Accounts consist of four private investment limited partnerships of which each of the Reporting Persons is a general partner, an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees) certain family members and trusts for the benefit of certain family members of Mr. Smith and a private charitable foundation established by Mr. Smith. In addition, Mr. Smith owns 100,000 shares of common stock for his own account and Mr. Tryforos owns 11,500 shares for his own account (collectively, the "Personal Shares"). Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts; and Mr. Smith and Tryforos have acquired their personal shares for investment purposes. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     [Item 5 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1996 that 21,577,361 shares of Common Stock were outstanding as of October 15, 1996) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 2,031,950 shares (9.42%); Mr. Tryforos -- 1,837,500 shares (8.52%). All of such shares are held in the Managed Accounts.
     (b) Mr. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 205,950 shares of Common Stock. Mr. Tryforos has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 11,500 shares of Common Stock. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,826,000 shares of Common Stock.
     (c) Since the date of the previous filing, the Reporting Persons purchased an aggregate of 249,900 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the American Stock Exchange as follows:


                             Number of Shares
Date of Purchase                Purchased                Price Per Share
----------------             ----------------            ---------------
  2/28/97                        32,600                       15.8970
   3/3/97                           800                       15.8750
   3/6/97                         2,800                       17.5441
   3/7/97                        22,200                       17.6500
   3/7/97                        11,900                       17.6200
  3/10/97                         8,100                       17.5810
  3/11/97                        21,500                       17.8470
  3/12/97                        38,500                       17.9420



In addition, Mr. Smith purchased 9,400 shares at a price of $15.983 per share on March 3, 1997, 41,300 shares at a price of $16.939 per share on March 4, 1997 and 49,300 shares at a price of $17.127 per share on March 5, 1997; and Mr. Tryforos purchased 3,200 shares at a price of $17.673 per share on March 6, 1997 and 8,300 shares at a price of $17.6250 per share on March 6, 1997.
     (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.
     (e) Not Applicable.


Item 7.  Material to be Filed as Exhibits.

     [Item 7 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     1. Agreement relating to the joint filing of Statement on Schedule 13D dated February 13, 1997 as required by Rule 13d-1(f).

     2. Agreement relating to the joint filing of Amendment No. 1 to the Statement on Schedule 13D dated February 28, 1997 as required by Rule 13d-1(f).

     3. Agreement relating to the joint filing of Amendment No. 2 to the Statement on Schedule 13D dated March 14, 1997 as required by Rule 13d-1(f).

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: March 14, 1997

                                                      /s/ Thomas W. Smith
                                                  ---------------------------
                                                          Thomas W. Smith


                                                      /s/ Thomas N. Tryforos
                                                  ---------------------------
                                                          Thomas N. Tryforos

                                  Exhibit Index


                                                                   Sequentially
Document                                                           Numbered Page
--------                                                           -------------

1.       Agreement relating to the joint                                    *
         filing of Statement on Schedule
         13D dated February 13, 1997 as
         required by Rule 13d-1(f).

2.       Agreement relating to the joint                                    *
         filing of Amendment No. 1 to the
         Statement on Schedule  13D dated
         February 28, 1997 as required by
         Rule 13d-1(f).

3.       Agreement relating to the joint                                    9
         filing of Amendment No. 2 to the
         Statement  on  Schedule  13D dated
         March 14,  1997 as required by
         Rule 13d-1(f).


--------
* Previously filed

                                                                      Exhibit 3


                             Joint Filing Agreement


                  The undersigned agree that the foregoing Amendment No. 2 to the Statement on Schedule 13D, dated March 14, 1997 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

                                                   Dated:  March 14, 1997

                                                     /s/ Thomas W. Smith
                                                 ---------------------------
                                                         Thomas W. Smith


                                                     /s/ Thomas N. Tryforos
                                                 ---------------------------
                                                         Thomas N. Tryforos